Form U-12(1)-B                         30,303-3

                [P. 40.465] FORM U-12(1)-B (THREE-YEAR STATEMENT)

        [Effective August 1, 1938: revised December 31, 1941: amended in
                   Release No. 35.25746 (P. 85.116), effective
        April 26, 1993, 58 FR 14999; and Release No. 35-26031 (P. 85.337)
                     effective May 31, 1994, 59 F.R. 21922.]

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 1999

                      FORM U-12(I)-B (THREE YEAR STATEMENT)

              Statement Pursuant to Section 12(i) of Public Utility
           Holding Company Act of 1935 by a Person Regularly Employed
                      or Retained by a Registered Holding
              Company or a Subsidiary Thereof and Whose Employment
          Contemplates Only Routine Expenses as Specified in Rule 71(b)
  (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

              [See instructions on back of this form (P. 40,470).]

         1.  Name and business address of person filing statement.
William A. Ross, 10 Lafayette Square, Buffalo, New York 14203
         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.
         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.
         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.
         5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.) [Amended in Release No. 35-26031 (P. 85.337), effective May 31, 1994, 59 F.R. 21922.]
                            Salary or other
                             compensations
                       ------------------------
Name of recipient      received         to be        Person or company from whom
                                       received      received or to be received
                         (a)              (b)
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William A. Ross                        $166,000      National Fuel Gas Supply
                                                     Corporation
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             (b)  Basis for compensation if other than salary.
         6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.
             (a)  Total amount of routine expenses charged to client: $5,000
                                                                       --------
             (b)  Itemized list of all other expenses:

Date  1/26/98                        (Signed)  /s/ William A. Ross
     ------------------------                 ---------------------------------

         Section 12(i) of the Public Utility Holding Company Act of 1935 provides that it shall be unlawful for any person employed or retained by any registered holding company, or any subsidiary company thereof, to present, advocate, or oppose any matter affecting any registered holding company or any subsidiary company thereof, before the Congress or any Member or committee thereof, or before the Commission or Federal Power Commission, or any member, officer, or employee of either such Commission, unless appropriate reports are filed as the Commission may prescribe.